FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE GAAP FINANCIAL STATEMENTS ATTACHED TO THE PRESS RELEASE THAT IS ATTACHED HERETO ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333- 130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

B.O.S. Better Online Solutions Reports Third Quarter and First Nine Months of 2008 Financial Results

Revenues Increase by 144% year-over-year

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Eyal Cohen ——————————————————— Eyal Cohen CFO

Dated: November 20, 2008

B.O.S. Better Online Solutions Reports Third Quarter and First Nine Months of 2008 Financial Results

Revenues Increase by 144% year-over-year

RISHON LEZION, Israel – (BUSINESS WIRE) – B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC ;TASE:BOSC), a leading provider of comprehensive Mobile and RFID Solutions and Supply Chain Solutions, today reported its results for the third quarter and first nine months ended September 30th, 2008.

Financial Highlights for the third quarter and first nine months of 2008 (NON-GAAP Pro-forma):

—	Revenue for the three months ended September 30, 2008 increased 144% to $13.4 million compared to the same period in 2007;

—	Revenue for the first nine months was $41.4 million vs. $16.6 million in first nine months of 2007; EPS was $0.01 vs. loss of $0.05 in prior year

—	EBITDA for the nine months ended September 30, 2008 amounted to $468,000 compared to $6,000 in the comparable period in 2007;

—	Backlog increased to $12.2 million on September 30th, 2008 from $7.9 million on September 30, 2007

The Company recently announced the resignation of Shmuel Koren, President and CEO, and the appointment of Shalom Daskal, as his replacement. Mr. Cukierman, Chairman of the Board expressed his appreciation of Mr. Koren’s tenure at BOS, during which time the Company grew significantly.

Edouard Cukierman, Chairman said, “We are pleased with BOS’ quarterly results. Our customer-oriented approach, and the growing relevance and importance of our solutions to business processes continue to fuel demand among our customers. I want to again express my appreciation of Mr. Koren’s leadership during his two years at BOS during which time the Company expanded its product offerings and experienced tremendous growth.”

BOS is located in Israel and the US and employs approximately 150 employees worldwide. In addition to the Company’s Mobile and RFID solutions business, the Company also provides Supply Chain Solutions mainly for the aerospace industry through two distribution channels in Israel and the United States. International sales accounted for 43% of revenue in third quarter 2008 compared to 29% in the third quarter 2007. Backlog increased to $12.2 million as of September 30th, 2008 from $7.9 million in the period a year ago.

For the third quarter and first nine months of 2008, BOS generated EBITDA of ($110,000) and $468,000 compared to ($206,000) and $6,000 in the comparable period of 2007. The devaluation of the US dollar against the NIS (Israeli New Shekel) in the third quarter of 2008 and in the nine months ended September 30, 2008 adversely affected the Company’s operating results, as compared to year 2007.

As of September 30, 2008, cash and cash equivalents were $1.6 million, short term bank loans amounted to $10.2 million and long term bank loans were $2.6 million. During the third quarter, BOS raised $2 million through equity.

Edouard Cukierman explained, “In recent weeks, BOS has announced the launching of OptimizeIT, a family of revolutionary software products which will position it very well in the global marketplace.

We also announced the launching of PointACT, which is a family of MicroSoft Sharepoint Software applications for RFID solutions. We also received notice of a $10 million increase to a framework agreement from an existing customer in the aircraft industry sector. BOS is committed to growing the company and this will include expanding our international sales efforts with new distributors, system integrators, sales representatives, and direct salespersons specializing in mobile and RFID solutions.”

Shalom Daskal, incoming CEO, said, “It is a pleasure to join BOS at this exciting period in the Company’s growth cycle. The Company is well positioned with the right vision and solutions for its customers. BOS has assembled a comprehensive suite of applications and is ahead of the curve in its technological approach. While these are challenging times in the world economy, we believe that BOS offers solutions which enable its customers to save money and optimize their systems and operations.”

Review of results on GAAP basis:

Revenue for the third quarter and first nine months of 2008 was $13.4 million and $39.3 million respectively, a 144% and 137% increase over revenues in the comparable periods in 2007. This increase in revenues in the third quarter of 2008 resulted from the acquisition of Summit in November 2007 and Dimex Systems in March 2008, as well as from organic growth.

Gross profit for the third quarter and first nine months of 2008 was $3.0 million and $8.7 million respectively, a 158% and 145% increase over the comparable 2007 period. Gross margins in the third quarter of 2008 was 22%, compared to 21% in the third quarter of 2007.

Operating loss in the third quarter and first nine months of 2008 was $409,000 and $576,000 respectively, compared to an operating loss of $390,000 and $649,000 in the same period of 2007.

Edouard Cukierman, concluded, “In order to take advantage of our unique opportunity, we are working on the synergy and integration among companies that we have acquired. The tremendous value and potential in what we offer is relevant in many areas ranging from government services to private businesses, from aerospace to livestock, from large enterprises to growing companies. We are at the forefront of the next generation of operations and business processes and BOS has the makings of what we can call the backbone of tomorrow’s industry. We are committed to achieving the full potential of the Company.”

About BOS

B.O.S. Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’s operations consist of:

(i)	Fully integrated Mobile and RFID Solutions that are offered either as stand alone products or as full Solutions combined of.

(a) Hardware Devices – A Mobile and RFID Infrastructure with an automatic identification and data collection equipment based on RFID and barcode technology;

(b) Middleware – A variety of proprietary Servers intended to receive data from Hardware, process it and transfer it to the Software Applications; and

(c) Software Applications – PointAct application platform for implementation of various business organizational processes;

(ii)	Supply Chain Solutions- reselling electronic systems and components for security, and aerospace manufacturers.

BOS is traded on NASDAQ Global Market and on the Tel-Aviv Stock Exchange. Their website is www.boscorporate.com.

Conference Call and Webcast information:

BOS will host a conference call, to be simultaneously Webcast, on Thursday, November 20, 2008 at 10:00 a.m. Eastern Standard Time / 5:00 p.m. Israel Time. A question-and-answer session will follow management’s presentation. Interested parties may participate in the conference call by dialing the following numbers approximately five to ten minutes before the call start time: North America + 1-888-668-9141, Israel + 03-9180685, International + 972-3-9180685.

The call is being simultaneously Web cast and can be accessed on the BOS Web site at http://www.boscorporate.com.

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations and general worldwide economic conditions; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)

Revenues:
Mobile and RFID solutions	$3,694	$417	$9,115	$1,241
Supply Chain Solutions	9,739	5,093	30,232	15,341

Total Revenues	13,433	5,510	39,347	16,582

Cost of revenues:
Mobile and RFID solutions	2,540	86	5,839	263
Supply Chain Solutions	7,921	4,272	24,806	12,761

Total cost of revenues	10,461	4,358	30,645	13,024

Gross profit:
Mobile and RFID solutions	1,154	331	3,276	978
Supply Chain Solutions	1,818	821	5,426	2,580

Total gross profit	2,972	1,152	8,702	3,558

Operating costs and expenses:
Research and development	257	141	781	363
Sales and marketing	2,569	997	7,124	2,470
General and administrative	555	404	1,373	1,374

Total operating costs and expenses	3,381	1,542	9,278	4,207

Operating loss	(409)	(390)	(576)	(649)
Financial expenses, net	(250)	(67)	(539)	(421)
Other expenses, net	(245)	(57)	(245)	(637)

Loss before taxes on income	(904)	(514)	(1,360)	(1,707)
Taxes on income	74	(122)	451	(79)

Net loss from continuing operations	$(830)	$(636)	$(909)	$(1,786)
Income related to discontinued operations	-	237	-	237

Net loss	$(830)	$(399)	$(909)	$(1,549)

Basic net loss per share	$(0.07)	$(0.04)	$(0.08)	$(0.19)

Diluted net earnings per share from discontinued
operations	$-	$0.03	$-	$0.03

Diluted net loss per share	$(0.07)	$(0.04)	$(0.08)	$(0.19)

Weighted average number of shares used in computing basic
net earnings per share	12,379,656	9,606,780	11,627,232	8,217,799

Weighted average number of shares used in computing
diluted net earnings per share	12,379,656	9,606,780	11,627,232	8,217,799

CONDENSED CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	September 30, 2008	December 31, 2007
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,598	$4,271
Trade receivables, net	14,073	9,114
Other accounts receivable and prepaid expenses	1,819	945
Inventories	11,391	8,321

Total current assets	28,881	22,651

LONG-TERM ASSETS:
Severance pay fund	758	687
Investment in other companies	2,123	2,494
Other assets	245	42

Total long-term assets	3,126	3,223

PROPERTY AND EQUIPMENT, NET	1,166	719
GOODWILL	7,967	2,861
OTHER INTANGIBLE ASSETS, NET	2,646	1,678

Total assets	$43,786	$31,132

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$10,241	$5,028
Trade payables	6,857	5,258
Employees and payroll accruals	802	552
Deferred revenues	564	116
Accrued expenses and other liabilities	3,203	1,290

Total Current Liabilities	21,667	12,244

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	2,579	3,286
Deferred taxes	579	366
Accrued severance pay	951	798
Other long-term liabilities	931	-

Total long-term liabilities	5,040	4,450

SHAREHOLDERS' EQUITY	17,079	14,438

Total liabilities and shareholder's equity	$43,786	$31,132

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Three months ended September 30,
	2008				2007
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP
	(Unaudited)

Revenues :
Mobile and RFID solutions	$3,694	$-		$3,694	$417
Supply Chain Solutions	9,739	-		9,739	5,093

Total revenues	13,433	-		13,433	5,510

Gross profit:
Mobile and RFID solutions	1,154	5a		1,159	331
Supply Chain Solutions	1,818	-		1,818	821

Total gross profit	2,972	5		2,977	1,152

Operating costs and expenses:
Research and development	257	-		257	141
Sales and marketing	2,569	(103)a, (38	)b	2,428	856
General and administrative	555	(100	)b	455	334

Total operating costs and expenses	3,381	(241)		3,140	1,331

Operating loss	(409)	(246)		(163)	(179)
Financial expenses, net	(250)	-		(250)	(67)
Other expenses, net	(245)	245		-	(57)

Loss before taxes on income	(904)	(491)		(413)	(303)
Taxes on income	74	(29	)a	45	(122)

Net loss from continuing operations	$(830)	$(462)		$(368)	$(425)
Income related to discontinued operations	-	-		-	237

Net loss	$(830)	$(462)		$(368)	$(188)

Basic net income per share	$(0.07)			$(0.03)	$(0.02)

Diluted net earnings per share from discontinued
operations	$-			$-	$0.03

Diluted net income per share	$(0.07)			$(0.03)	$(0.02)

Weighted average number of shares used in computing
basic net income per share	12,379,656			12,379,656	9,606,780

Weighted average number of shares used in computing
diluted net income per share	12,379,656			12,379,656	9,606,780

Notes to the reconciliation:
     a)     Amortization of intangible assets and its related tax benefit.
     b)     Stock based compensation.
     c)     Capital loss in related with investment in New World Brands Inc. (OTC: NWBD.OB).

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Nine months ended September 30,
	2008				2007
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP
	(Unaudited)

Revenues :
Mobile and RFID solutions	$9,115	$2,075c		$11,190	$1,241
Supply Chain Solutions	30,232	-		30,232	15,341

Total revenues	39,347	2,075c		41,422	16,582

Gross profit:
Mobile and RFID solutions	3,276	15a, 521c		3,812	978
Supply Chain Solutions	5,426	35a		5,461	2,580

Total gross profit	8,702	571		9,273	3,558

Operating costs and expenses:
Research and development	781	-		781	363
Sales and marketing	7,124	(287)a, (130)b, 430c		7,137	2,140
General and administrative	1,373	(308	)b	1,065	1,103

Total operating costs and expenses	9,278	(295)		8,983	3,606

Operating income (loss)	(576)	(866)		290	(48)
Financial expenses, net	(539)	(15	)c	(524)	(421)
Other expenses, net	(245)	245		-	(26)

Loss before taxes on income	(1,360)	(1,126)		(234)	(495)
Taxes on income	451	(95	)a	356	(79)

Net income (loss) from continuing operations	$(909)	$(1,031)		$122	$(574)
Income related to discontinued operations	-	-		-	237

Net income (loss)	$(909)	$(1,031)		$122	$(377)

Basic net income (loss) per share	$(0.08)			$0.01	$(0.05)

Diluted net earnings per share from discontinued operations	$-			$-	$0.03

Diluted net income (loss) per share	$(0.08)			$0.01	$(0.05)

Weighted average number of shares used in computing basic
net income (loss) per share	11,627,232			11,627,232	8,217,799

Weighted average number of shares used in computing
diluted net income (loss) per share	11,627,232			11,703,529	8,217,799

Notes to the reconciliation:
     a – Amortization of intangible assets and its related tax benefit.
     b – Stock based compensation
     c – Gives effect to the acquisition by BOS of the assets of Dimex System Ltd (“Dimex”), which closed in March 2008, as if it had occurred, on January 1, 2008.
     d – Capital loss in related with investment in New World Brands Inc. (OTC: NWBD.OB).

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED EBITDA FROM CONTINUING OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)

Net income (loss) Non-GAAP from
continuing operations	$(368)	$(425)	$122	$(574)

Non GAAP adjustment:

Financial expenses, net	250	67	524	421
Depreciation	53	30	178	80

Tax on income	(45)	122	(356)	79

EBITDA	$(110)	$(206)	$468	$6

Contact:

B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com
or

Israeli Investor Relations - please contact
Kwan Communications
Mr. Zvi Rabin, +972 50-560-0140
zvi@kwan.co.il
or

U.S. Investor Relations - please contact
Grayling Global
Ms. Leslie Wolf-Creutzfeldt, + 1 646-284-9472
lwolf-creutzfeldt@hfgcg.com

Source: B.O.S. Better Online Solutions Ltd.